Exhibit 99.1

Auna and EsSalud Finalize Addendum to Commence Construction of Torre Trecca in Lima, Which Will Become Peru´s Largest Outpatient Facility

Luxembourg, February 26, 2026 – Auna S.A. (“Auna” or the “Company”), a leading healthcare services platform in Latin America with operations in Mexico, Peru, and Colombia, today announced the formal execution of an addendum to its existing Public-Private Partnership (“PPP”) agreement with EsSalud, Peru’s Social Health Insurance agency. This agreement facilitates the commencement of the construction phase of the Torre Trecca project in Lima.

The execution of the addendum is an important milestone for the project and formally authorizes the commencement of construction of Torre Trecca, a 23-story, high-complexity outpatient healthcare facility. The facility will encompass approximately 59,000 square meters of built area, 145 consultation offices, and 43 treatment rooms. Upon its completion, Torre Trecca is expected to expand EsSalud’s healthcare capacity in metropolitan Lima by approximately 20%. Furthermore, it will substantially reduce waiting times for more than six million insured Peruvians, with the capacity to support over three million patient visits annually.

The PPP will establish an obligation to provide an increasing number of outpatient services to EsSalud’s population at Torre Trecca. The initial year of operation is anticipated to commence in mid-2028 with 600,000 patient services, which are expected to expand annually until  the PPP’s termination in 2046, although it can be renewed and extended to 2064. The facility will offer a comprehensive range of outpatient and diagnostic service packages, encompassing ambulatory care packages, preventive care programs, specialized procedures, ambulatory emergency services, surgical risk assessment packages, and advanced imaging services, including diagnostic interpretation and MRI procedures.

Suso Zamora, President and Executive Chairman of the Board of Auna, stated, “The signing of this addendum is a significant milestone for Auna and for the modernization of public healthcare delivery in Peru. It fully aligns with our AunaWay strategy to expand access to high-quality, sustainable healthcare throughout Latin America. Serving EsSalud, the largest payor and provider in Peru - one that grants healthcare coverage to most public and private employees, independent professionals, and retirees, along with their dependent family members - significantly expands our addressable market in the country.”  Mr. Zamora further underscored that, “Serving this substantial demographic segment is a pivotal opportunity. Our unwavering dedication to redefining healthcare delivery and plans has  placed Auna in a unique position to seize this moment and generate value for all stakeholders.”

Luis Felipe Pinillos, Vice Chairman of the Board of Auna, stated: “Torre Trecca is a strategic priority for EsSalud and ProInversion as they seek to close the healthcare access gap in metropolitan Lima through modern infrastructure, advanced technology, and greater efficiency. This partnership with Auna will expand specialized outpatient and diagnostic capacity and represents a meaningful step forward in their mission to deliver timely, high-quality healthcare to the insured population.”

The Torre Trecca project is structured under a concession framework and implemented through a dedicated project vehicle, with financing, assets and cash flow at the project level, and provides for an initial 20-year term, renewable for an additional 18 years. The contractual design segregates construction risk from operational risk through distinct payment mechanisms and ring-fenced cash flows. Under the PPP framework, once the facility is operational, EsSalud will provide a guaranteed minimum monthly payment through the issuance of certificates, which will cover fixed costs and operational services, resulting in a highly predictable revenue stream for Auna. Notably, the project requires only a limited upfront investment from Auna, as construction capital expenditures are reimbursed by EsSalud through progress certificates issued upon the achievement of defined construction milestones. These certificates are freely transferable and monetized with third parties, at the implicit sovereign credit rating of Peru.

Consorcio Trecca, a subsidiary of Auna and operator of the concession, has secured financing providers and construction activities are expected to progress throughout 2026 and 2027, with the facility projected to begin operations in 2028.

About Auna

Auna is one of Latin America’s leading healthcare platforms, with operations in Mexico, Peru, and Colombia. It prioritizes prevention and focuses on complex diseases that represent the highest healthcare spending. Its mission is to transform healthcare by delivering access to a highly integrated offering of services in low-penetration markets across Spanish-speaking Latin America. Founded in 1989, Auna has built one of the region’s largest modern healthcare platforms, consisting of a horizontally integrated network of medical care centers and a vertically integrated portfolio of oncology and general health plans. As of September 30, 2025, Auna’s network included 31 healthcare facilities—hospitals, ambulatory centers, and prevention and wellness centers—with a total of 2,333 beds and 1.4 million health plan members.

Contact

contact@aunainvestors.com

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions. The forward-looking statements contained herein include statements about the construction timeline, commencement of operations, expected capacity and market of Torre Trecca and expected waiting times for patients. These expectations may or may not be realized. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, Auna’s business and operations involve numerous risks and uncertainties, many of which are beyond the control of Auna, which could result in Auna’s expectations not being realized or otherwise materially affect the financial condition, results of operations and cash flows of Auna. Some of the factors that could cause future results to materially differ from recent results or those projected in forward-looking statements are described in Auna’s filings with the United States Securities and Exchange Commission, including its annual report filed on Form 20-F on April 10, 2025.

The forward-looking statements are made only as of the date hereof, and Auna does not undertake any obligation to (and expressly disclaims any obligation to) update any forward-looking statements to reflect events or circumstances after the date such statements were made, or to reflect the occurrence of unanticipated events. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.